SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               I.C.H. CORPORATION
================================================================================
             (Exact Name of Registrant as Specified in its Charter)

              Delaware                                            43-6069928
-----------------------------------------                   --------------------
(State of Incorporation or Organization)                      (I.R.S. Employer
                                                             Identification No.)

9404 Genesee Avenue, La Jolla, California                           92037
-----------------------------------------                   --------------------
 (Address of Principal Executive Offices)                        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                       Name of Each Exchange on Which
      to be so Registered                       Each Class is to be Registered

         Common Stock                               American Stock Exchange
   -------------------------                     -----------------------------

   -------------------------                     -----------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                       N/A
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.    Description of Securities to be Registered
           ------------------------------------------
General

     I.C.H. Corporation, a Delaware corporation (the "Corporation"), together with Care Financial Corporation ("CFC") and SWL Holding Corporation ("SWL"), each a Delaware corporation and a wholly owned subsidiary of the Corporation (the Corporation, CFC and SWL herein referred to collectively, as the "Debtors") filed voluntary petitions for relief with the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court") under Chapter 11 of the United States Bankruptcy Code, Case No. 395-36351-RCM-11, on October 10, 1995. On February 7, 1997, the Bankruptcy Court entered an order confirming the Debtors' First Amended Joint Plan of Reorganization under Chapter 11 (the "Joint Plan"). The effective date of the Joint Plan occurred on February 19, 1997 (the "Effective Date").

     Pursuant to the terms of the Joint Plan, the Corporation filed an Amended and Restated Certificate of Incorporation (the "Restated Charter") with the Secretary of State of the State of Delaware authorizing the issuance of nine million shares of common stock, par value $.01 per share ("ICH Common Stock") and one million shares of preferred stock, par value $.01 per share ("ICH Preferred Stock" and together with ICH Common Stock, collectively, "ICH Shares"). All securities of the Corporation existing prior to the effective date have been canceled. In exchange for those canceled securities, eligible holders of the old preferred stock and old common stock of the Corporation are entitled to receive shares of ICH Common Stock at a rate of 0.2 shares of ICH Common Stock for each share of old preferred stock, and 0.0269 shares of ICH Common Stock for each share of old common stock, in each case rounded to the nearest whole number of shares.

     The holders of ICH Common Stock are entitled to one vote for each shares held of record on all matters to be voted on by stockholders. The holders of ICH Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation, dissolution or winding up of the Corporation, the holders of ICH Common Stock are entitled to receive pro rata all assets remaining legally available for distribution to stockholders after liquidating distributions to the holders of ICH Preferred Stock and any future capital stock designated as being senior to ICH Common Stock. The holders of ICH Common Stock have no right to cumulate their votes in the election of directors. The ICH Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of ICH Common Stock are fully paid and non-assessable.

     ICH Preferred Stock may be issued from time to time in one or more classes or series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such class or series of ICH Preferred Stock.

The issuance of ICH Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of ICH Common Stock, and, under certain circumstances, delay or prevent a change of control of the Corporation.

Anti-Takeover Provisions

     Pursuant to Article Fifth of the Restated Charter, all actions of holders of ICH Shares may be effected at the annual meeting or a duly called special meeting. No shareholder action may be effected by written consent. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board or Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board (regardless of vacancies).

     Pursuant to Article Sixth of the Restated Charter the Board of Directors is comprised of no less than four and no more than five members. The directors shall be divided into two classes, with the term of office of the first class to expire at the first annual meeting of stockholders following such classification ("Class 1 Directors") and the term of office of the second class to expire at the second annual meeting of stockholders following such classification ("Class 2 Directors"). Class 1 Directors shall be comprised of one (1) member, in the event that the Board consist of four (4) total members, and two (2) members in the event that the Board consists of five (5) total members. Class 2 Directors shall be comprised of three (3) members. At each annual meeting of stockholders following such initial classification, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Members of the Board may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class.

     Pursuant to Article Eighth of the Restated Charter, the affirmative vote of the holders of shares constituting two-thirds of the voting power of the Corporation is required to approve, among other things, a merger with, or sale of all or substantially all of the Corporation's assets to an "interested stockholder." An "interested stockholder" is defined for purposes of this provision as, among other things, the owner or beneficial owner of more than 10% of the voting power of the outstanding voting stock of the Corporation.

Item 2.    Exhibits
           --------

     In accordance with Part II to the Instructions as to the exhibits on Form 8-A, no exhibits are filed with or incorporated by reference in this Registration Statement filed with the Commission.



                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                 I.C.H. Corporation


Date: July 14, 1997                              By: /s/ James R. Arabia
                                                     ------------------------
                                                     Name: James R. Arabia
                                                     Title: President